U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT

OF 1933

(Amendment No. )

Hudson's Grill International, Inc.
(Name of small business issuer in its charter)

Texas
(State or jurisdiction of incorporation or organization)

6794 and 5812
(Primary Standard Industrial Classification Code Number)

75-2738727
(I.R.S. Employer Identification No.)

16970 North Dallas Parkway, Suite 402, Dallas, Texas 75248; Tel. No. 972-931-9237
(Address and telephone number of principal executive offices)

16970 North Dallas Parkway, Suite 402, Dallas, Texas 75248
(Address of principal place of business or intended place of business)

David L. Osborn; 16970 North Dallas Parkway, Suite 402, Dallas, Texas;
Telephone No. 972-931-9237
( Name, address, and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public is January 31, 2000.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggre-gate offering price	Amount of registration fee
Common	$465,989*	N/A	$465,989*	$123.02

* No consideration will be received pursuant to this registration and offering, and since there is no positive book value, the shares were valued at the price of the last trade of its parent's stock in 1999, which was $.07.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 X ; Alternative 2

Hudson Grill International, Inc.

6,656,986 Shares of Common Stock

Prior to this offering, there has been no public market for the Common Stock of the Company. It is anticipated that a public market will be made in this stock and that the stock will be traded over the counter on the bulletin board of Nasdaq Stock Market.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE

SPECULATIVE AND INVESTMENT IN SUCH SHARES INVOLVES

A HIGH DEGREE OF RISK (See "Risk Factors").

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company will not be using any underwriter since the stock will be distributed on a one to one basis to the shareholders of record on the date of this Prospectus of Hudson's Grill of America, Inc. Consequently, no funds will raised by this offering, and all expenses of the offering will be paid by the Company.

The date of this Prospectus is January 31, 2000

No dealer, salesman or any other person is authorized by the Company to give any information or to make any representation other than those contained in this Prospectus in connection with the offering described herein. This Prospectus does not constitute an offer of any security other than the securities to which it relates, or an offer by the Company or any Underwriter within the jurisdiction to any person to whom such offering would be unlawful. This Prospectus may be used only in connection with the offering of the securities to which it relates by the Company as contemplated herein. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to its date. However, if any material changes in the affairs of the Company occur, while this Prospectus is required by law to be delivered, it will be amended or supplemented to describe the changes.

Until April 30, 2000 (90 days after the date of this Prospectus), all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

THE COMPANY                                                                                    &nb 1

RISK FACTORS                                                                                    &n 1

BUSINESS AND PROPERTIES                                                                             2

OFFERING PRICE FACTORS                                                                               7

USE OF PROCEEDS                                                                                     9

CAPITALIZATION                                                                                     10

DESCRIPTION OF SECURITIES                                                                        11

PLAN OF DISTRIBUTION                                                                                    14

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS                                 15

OFFICERS AND KEY PERSONNEL OF THE COMPANY                              15

DIRECTORS OF THE COMPANY                                                                       17

PRINCIPAL STOCKHOLDERS                                                                            20

MANAGEMENT RELATIONSHIPS TRANSACTIONS AND REMUNERATION 20

LITIGATION                                                                                   &nbs 23

FEDERAL TAX ASPECTS                                                                                   & 23

MISCELLANEOUS FACTORS                                                                             23

FINANCIAL STATEMENTS                                                                                 24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS
                                                                                      & 24

ACCOUNTANTS TO THE COMPANY                                                                26

COUNSEL TO THE COMPANY                                                                           26

INDEPENDENT AUDITOR'S REPORT                                                            F-1

UNAUDITED FINANCIAL STATEMENT FOR THE QUARTERLY PERIOD
ENDING SEPTEMBER 30, 1999                                                                       F-12

THE COMPANY

1. Exact corporate name: Hudson's Grill International, Inc.

State and date of incorporation: Texas, October 30, 1997

Street address of principal office: 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248

Company Telephone Number: 972-931-9237

Fiscal year: December 31

Persons to contact at Company with respect to this offering: David L. Osborn, President; Robert W. Fischer, Director. Mr. Osborn may be contacted at the Company's telephone number; Mr. Fischer may be contacted at 214-361-7301.

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Speculative Business. Operating a restaurant (and franchising restaurants operated by others) is a highly speculative activity in that most restaurants fail within several years of their opening. There can be no assurance that restaurants owned and operated by the Company, or those owned and operated by franchisees, will stay in business for very long. Additionally, some may do well and others may do marginally or poorly and may need to be closed. Where the Company is on a lease or is a guarantor of a lease, its exposure to losses may continue even after a location is closed.

(2) Competition. The restaurant industry is highly competitive, with many different themes used by restaurants and many restaurants (and varying from large to small in size, and from being a single operation to being part of a large multinational chain). The restaurant industry is competitive in large urban markets and even in smaller towns. Competition can force restaurants to charge lower prices that are not profitable, and it can reduce sales even when prices are above costs. Even within niche markets in which the Company operates, the Company faces many competitors, many of which are part of larger, more financially sound companies. It also faces considerable competition in the franchise industry for the sale of franchises, not just in the restaurant industry but from franchisers of other non-restaurant businesses.

(3) Lack of Financial Resources; Going Business Concern. The Company has limited financial resources to draw upon. Many past and current franchisees owe money to the Company, much of which is uncollectible and is already written off. The Company's auditors have issued an opinion in which they have expressed doubts about the Company's ability to continue as a going concern (see attached financial statements for the fiscal year ending January 3, 1999). The Company's future is dependent on the success of its current franchisees from whom it collects royalty payments. After paying the Company's overhead and general and administrative expenses, the Company's cash flow has been barely sufficient. At the current time, the Company's ability to grow will be dependant on the success of its franchisees and on obtaining additional franchisees.

(4) Potential Recapture. This stock is being distributed by Hudson's Grill of America, Inc., the parent of the Company, and currently the holder of 100% of the Company's stock. It represents all of the stock held by the parent; thus, after this spin-off distribution of the Company's stock, the parent will not have any stock in the Company. The parent's creditors, to the extent that they can obtain judgments in excess of the liquidated assets of the parent that remain during the next four years, could attempt to collect on assets formerly held by the parent. This could include any or all of the stock in the Company that has been distributed to the shareholders of the parent pursuant to this spin-off distribution.

(5) Lack of Diversification of Risk. The Company franchises restaurants. It is the only industry in which it does business. If the restaurant business proves to be unprofitable, the Company will fail because it does not engage in other businesses that might offset its losses in the restaurant industry.

(6) Lack of Dividends. The Company has not paid any dividends to date, and there is no present intention of doing so in the foreseeable future.

(7) Retention of Control. As of the date of this prospectus, seven people own (in the aggregate) more than 80% of the outstanding stock of the parent of the Company, Hudson's Grill of America, Inc. ("HGA"); HGA owned 100% of the Company's stock prior to the date of this prospectus. Thus, these people have indirectly controlled the Company because it has been a subsidiary of HGA since its inception. After the distribution of the Company's stock (on a one to one basis) to the HGA's shareholders of record as of the date of this prospectus, the same seven people will now directly control more than 80% of the Company.

(8) Dependence Upon Present Management. The Company's operations are conducted principally by its president, David L. Osborn, who, after the distribution of the Company's stock, will be the largest shareholder. The management of the Company will likely remain under the control of Mr. Osborn or be executed pursuant to his choice of a successor. Mr. Osborn has already expressed an interest in resigning as President because he has not taken any compensation for six years, and so a successor may need to be hired. The current directors of the Company will also likely remain the same for a while, at least until the Company is involved in other corporate actions such as mergers or acquisitions of or by the Company. Thus, the success or failure of the Company will be dependent on its current management.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

The Company intends to continue doing the same business it has done prior to this spin off from HGA, which is the same business it has done over the past two years and which is the same business that HGA did before HGA transferred most of its assets to the Company. HGA's and the Company's business has been the operating and franchising of Hudson's Grill restaurants, which have a theme based on the fifties and sixties era. The decor of the restaurants contains car memorabilia and includes a hood and a front section of an old Hudson car that appears to be crashing through a wall. The menu is also based on the same era, with an emphasis on hamburgers and chicken sandwiches. Milk shakes and large chocolate desserts are also specialties of the restaurants. Currently there are twelve Hudson's Grill restaurants being operated; all but one is franchised. The Company's parent (HGA) owns the non-franchised restaurant, which is located in Dallas, Texas; this restaurant, however, is in the process of being closed down. The others are mostly located in California, with some in Texas and in Michigan.
(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.
Currently, the Company anticipates that its growth will be through franchises, either through increased sales by current franchisees and/or by the addition of new franchisees. The Company frequently communicates with businessmen who have expressed an interest in building and operating Hudson's Grills. Most of the time these inquiries do not materialize, but the Company continues to pursue and explore each opportunity presented to it by potential franchisees. If the Company can get sufficient cash flow in the future, then it might consider building a restaurant. The Company has developed a prototype design that it considers is the best idea on how to implement the Hudson's Grill theme. The current design emphasis is on free standing buildings with about 4,700 square feet of space, part of which includes a bar. The building design uses a lot of glass around the outside of the building so that guests can see outdoors and to give the building a lot of light and the feeling that the building is larger than it is. The last three restaurants have used this new design. In terms of sales at these new locations, one is doing very well, another is doing all right, and the third is being closed. Still, the Company feels that this new design is worth using, at least until it can be shown that a new design is needed. The Company does not plan to alter its basic menu; any changes will be minor and will be gradually introduced. Some local variations are permitted. The Company is not dependent on any suppliers, and usually encourages using a variety of sources in order to get competitive prices. The Company does, however, require its franchisees to comply with strict standards for various ingredients used in its menu items, which many times makes it harder to get the right supplies.
(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note. Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Company franchises restaurants. As such it is subject to trends in both the restaurant industry and the franchise industry. Both industries are very competitive, with many businesses engaged in one or both industries. The Company's theme, suggested pricing and menu selection are oriented toward sit-down dining in a casual environment with premium hamburger sandwiches, milk shakes, desserts and alcoholic beverages. As such, it doesn't compete with franchise restaurant operations like McDonalds or Burger King, even though they are in the hamburger restaurant franchising industry. Because of its suggested pricing (about $6 for hamburgers), the Company is really in a middle tier of hamburger restaurants. Although the Company feels that it competes against other restaurants, it does not feel that it competes based on price (otherwise, it would price its meals in line with McDonalds, etc.). Competition is more along the lines of ambiance and service. Thus, it is more likely to feel competition from chains and restaurants like Applebee's and Chili's, which serve hamburgers at about the same price.

The Company has operations and franchisees in three states; California (from mid-California to L.A., mostly along the coast); Texas (El Paso); and Michigan (Detroit area and upstate). These three areas are not much alike. The better locations among these areas, however, seem to be in mid sized markets. In mid sized markets, the Company sees chains like Applebee's as its major competitors. These other competitors are, for the most part, in much stronger financial condition than the Company. Thus, the ability to compete in a particular market is almost entirely a function of the strength of the franchisee in that market. The Company feels that its concept can be successful in any mid-sized market and will encourage future franchisees to consider mid-sized markets first, where it feels that there is less competition for restaurant customers.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.
The Company is not intending to employ any full scale marketing efforts. Its current strategy regarding franchising is to place small stands on tables of existing restaurants that announce that franchises are available, whom to contact and the address from which to get more information. The Company also maintains a web site from which it has gotten a number of franchising inquiries. Although not currently doing so, the Company may require that each restaurant forwards fees that are intended for a marketing program funded by the fees. The fees would go to a separate division/entity whose job it would be to set up cooperative advertising and marketing. It would be run by the franchisees. Each franchisee is also obligated to set aside a portion of their sales for marketing their restaurants.
(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders, if the Company's sales are seasonal or cyclical, explain.

This is not applicable to the Company, since all sales are a function of whichever guests show up at the restaurants, and orders are not placed in advance such as to produce a backlog of orders, but are placed at the same time they are produced and consumed by the guests.
(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.
Currently, the Company has three employees, who are clerical; one is also administrative. None of these employees are part of a collective bargaining agreement. Supplemental benefits include: health insurance for full-time salaried employees.
(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.
The Company owns several trademark registrations that are used in its franchising of Hudson's Grills. The registrations cover the Company's current logo of a car underneath the words "Hudson's Classic Grill" (shown on the cover of the prospectus); the slogan "Burgers . Shakes . Rock 'n Roll"; the Hudson's car grill; and the words "Hudson's Grill". As long as these terms are used in interstate commerce and the appropriate forms are filed periodically with the Trademark Office, the Company will continue to have the exclusive rights to use and license the marks. The Company also owns the contractual rights to the franchise agreements between the Company and its franchisees. The Company currently leases space for its headquarter offices on a month to month basis from a partnership in which its largest shareholder, David Osborn, has a ten percent partnership interest; the rent is about $1,440 per month.
(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, knowhow or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.
The Company has registered the trademarks referred to in the response to paragraph g directly above. It has no other intellectual property, but it will defend these trademarks as vigorously as possible if the marks are illegally used or confusion from similar marks arises. The Company has non-compete clauses in its franchise agreements to prevent current and former franchisees from using the marks or system used by the Company. Under the franchise agreements (which typically last for 20 years), the franchisees are licensed to use the Company's trademarks in their franchised restaurant operations only. The Company does no research and development, but occasionally will work on a new menu item and recipe.
(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.
The Company's and its franchisees' operation of restaurants are not government regulated except to the extent that local authorities issue certificates of occupancy and the operations need licenses from or are subjected to (and need to pass) inspections from local health authorities and also need liquor licenses. Each operation must also comply with federal labor laws affecting its employees (overtime, minimum wages, etc.), and also environmental laws applicable to leftover food and wastes from chemicals used in cleaning its restaurant operations. The Company does not feel that regulation has a material effect on its (or its franchisees') operation.
(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.
Currently, the Company has no subsidiaries.
(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).
The Company was incorporated on October 30, 1997. Since its incorporation, it has been owned entirely by its parent, HGA, which now is distributing the Company's stock to HGA's current shareholders as part of the spinning off of the Company to HGA's shareholders. The Company has not been involved in any mergers, acquisitions or recapitalizations.
4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Additional franchisees	Turning franchisee inquiries into franchisees	One or two each year

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

If the Company does not sell at least one or two franchises in the next six months, its ability to stay in business is questionable, unless funds are obtained through loans or equity sales.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings (losses) for the last fiscal year?

    Total $ (186,654) ($ (0.03) per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalization, and use conversion or exercise price in lieu of offering price, if applicable.

    Offering Price Per Share = N\A

Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

7. (a) what is the net tangible book value of the Company? (If deficit, show in parentheses.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

    $ (217,125) ($ (0.035) per share) (as of the last fiscal year end)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation. N\A

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The Company issued a 600,000 share stock dividend to its parent in November 1999 so that its shares outstanding would be the same number as the shares outstanding of its parent, HGA. In addition, 300,000 options (with an exercise price of $0.10 per share and a term of seven years) and 300,000 shares, to be issued when this distribution is completed but which are not part of this registration, will be issued to the interim president in order to retain his services until this stock offering is effective and distributed.
8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: %

If the minimum is sold: %

N\A. The distributees of the Company's stock will end up with 100% of the Company's stock after the Company is spun off from HGA. Certain warrantholders of HGA will also become warrantholders of the Company for the same number of shares after the spin off. The recent warrants to be issued to the interim president are only 4.5% of the shares that will be outstanding and 2.7% of the potential shares that could be outstanding if all warrants were exercised.
(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If maximum is sold: $ N\A *

If minimum is sold: $ N\A *

These are not applicable because this offering will not raise any proceeds, and thus there is no valuing of the Company.
(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations The amount of such cash would be $ N/A .

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

There is no table. It is not applicable to this offering, since no funds will be raised from the offering. The Company's stock will be distributed to the existing shareholders of HGA as part of the spinning off of the Company from HGA.
(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used. N/A

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A No funds are being raised with this offering, and no funds are currently anticipated to be borrowed or raised.
(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

    N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the as sets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

    N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

    N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company will have cash flow problems within several months unless it collects on a judgment owed it or sells some more franchises. To the best of its knowledge, the Company is not in default on any loan, note, lease or other indebtedness. The Company has failed to pay several of its vendors, and a significant part of its payables remains unpaid. The Company plans to resolve these problems by selling at least one franchise and by ceasing to lend money to its parent, which has needed the money to support the Richardson, Texas Hudson's Grill (this location is being closed).
12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.
Since no funds are being raised by this spin off of stock, this spin off will not help the Company's cash flow problems. If funds are needed, then major shareholders will be asked to lend the Company money; there is no guaranty, however, that the Company will be able to obtain funds, even from its shareholders. The Company anticipates that funds will be needed by Spring 2000 if it does not sell at least one franchise or collect on its judgments.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Since this spin off will not raise any funds, there is no maximum or minimum funds being raised; thus, the following capitalization chart does not show any effects for the raising of capital.
Amount Outstanding As of September 30, 1999
Debt:
Short term debt (average interest rate 10%)	$46,095.00
Long tern debt (average interest rate 10%)	$0.00
Total debt	$46,095.00

Stockholders equity (deficit):
Preferred stock - no par value; up to 15,000,000 may be authorized as a series of Class B stock; none are issued and none are outstanding	$0.00
Class A common stock, no par value; 100,000,000 authorized; 6,056,986 issued and outstanding	$118,545.00
Accumulated deficit	($215,811.00)
Receivable due from parent	($141,403.00)
Total capitalization	($238,669.00)

Up to 15,000,000 of Class B stock may be issued; Class B stock is to be issued in series and may be preferred if the directors elect to make it so when creating a new series of Class B stock; no Class B stock is issued or has ever been issued
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

    The Company has not reserved any shares for the warrants that are outstanding.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

[ ] Other:

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights

[ ] [X] Other special voting rights

[ ] [X ] Preemptive rights to purchase in new issues of shares

[ ] [X ] Preference as to dividends or interest

[ ] [X ] Preference upon liquidation

[ ] [X ] Other special rights or preferences (specify):

Explain: None of the above apply to the Class A stock being offered.

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula:

Date when conversion becomes effective:

Date when conversion expires:

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate? _%

If interest rate is variable or multiple rates, describe:

(2) What is the maturity date?

If serial maturity dates, describe:

(3) Is there a mandatory sinking fund?

[ ] Yes [ ] No

Describe:

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No

Describe, including redemption prices:

(6) Are the securities collateralized by real or personal property?

[ ] Yes [X] No

Describe:

(7) (a) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? N/A

How much indebtedness is junior (subordinated) to the securities? N/A

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

This not applicable because these securities are not debt securities and because the Company did not have earnings during its last fiscal year.
Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Dividends on these Class A shares are not restricted because of any loan or other financing arrangements or otherwise.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): ($238,669)

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company will not engage any persons to sell, for commission or otherwise, the securities being offered pursuant to this prospectus.
22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Prospectus. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)
The Company will not engage any persons to be selling agents or finders, and it will not pay anyone to be so.
23. Describe any material relationships between any of the selling agents or finders and the Company or its management
 N/A since no one will be hired or paid to be selling agents or finders.
Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

This is not applicable because the shares being offered by this prospectus are going to be distributed initially to the shareholders of record of HGA as of the date of this prospectus; the stock will be distributed by HGA's stock transfer agent or a new stock transfer agent chosen by the Company.
25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

    N/A

Will the certificates bear a legend notifying holders of such restrictions?

[ ] Yes [ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

    N/A; no proceeds are being raised, and thus, none are being escrowed.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

    N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

There are no currently outstanding shares, and there are no restrictions by the Company on the shares being offered by this prospectus; certain shareholders will be restricted under federal securities laws from trading their shares because of being officers, directors and shareholders holding more than 10% of the Company's stock.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

8. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

No dividends have ever been made by the Company on its stock, and it has never redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:                                         Title: Interim President

Name: David L. Osborn                                              Age: 52

Office Street Address: 16970 Dallas Parkway             Telephone No.: 972-931-9237
Suite 402
Dallas, Texas 75248

Residential Street Address: 5532 Frankford Ct.
Dallas, Texas 75252

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

President of Hudson's Grill of America, Inc., from 1993 to 1999. President of the Company since its inception in 1997. Since 1989, Mr. Osborn has been the Chief Executive Officer of Southpoint Management Corporation, which owns and operates restaurants, and is Chief Executive Officer of Famous Bars, Grills & Cafes of America, Inc., which has been a franchisee of Hudson's Grill. He is also a partner in D.A.C. Associates, which has been a franchisee of Hudson's Grill since 1986, and he is a partner in Wood, Osborn and Osborn, which is the landlord of the premises that the Company leases as its headquarters.
Education (degrees, schools, and dates):
B.A. (Economics), Northwestern University, 1969
Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Osborn will work on a part time, as needed, basis on Company matters until replaced.
30. Chief Operating Officer: none

31. Chief Financial Officer:                                        Title: Treasurer

Name: Mitzy Ferguson                                              Age: 42

Office Street Address: 16970 Dallas Parkway           Telephone No.: 972-931-9237
Suite 402
Dallas, Texas 75248

Residential Street Address: 2716 Crepe Myrtle
Flower Mound, Texas 75028

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Secretary of Hudson's Grill of America, Inc., since 1993. Administrative and clerical positions with Southpoint Management since 1989. Secretary of the Company since its inception in 1997.
Education (degrees, schools, and dates):
University of Missouri at Columbia, no degree
Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Ms. Ferguson works half time on Company matters.

32. Other Key Personnel: none

DIRECTORS OF THE COMPANY

33. Number of Directors: 2. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: N/A

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Robert W. Fischer, Esq.                         Age: 49

Office Street Address: 5956 Sherry Lane                 Telephone No.: 214-361-7301
Suite 1204
Dallas, Texas 75225

Residential Street Address: 3231 Bryn Mawr Drive
Dallas, Texas 75225

Names of employers, titles and date of positions held during past five years with an indication of job responsibilities.

Mr. Fischer works full time as an attorney for Fischer & Sanger, where he has been a partner for 15 years. His major areas of practice are general business transactions, securities, tax and civil litigation.
Education (degrees, schools, and dates):

    B.A. (Economics), The Pennsylvania State University, 1972;
    M.A. (Economics), The Pennsylvania State University, 1974;
    J.D., Southern Methodist University, 1978;
    C.P.A., issued by the Texas State Board of Public Accountancy, 1981.

(B) Name: Anthony B. Duncan                     Age: 43

Office Street Address: 1770 Lee Trevino     Telephone No.: 915-595-2769
El Paso, Texas 79936

Residential Street Address: 10732 Alta Loma
El Paso, Texas 79935

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Anthony B. Duncan has been in the restaurant business for more than 28 years, and progressed from trainee, to assistant manager, to manager of his own Pelican's Restaurant in El Paso, Texas, at the age of 21. He formed his own operating company, and proceeded to purchase interests in two additional Pelican's. At one time, he was the president and minority owner of Southpoint Management Corporation, the parent company of multiple dinner houses and casual dining restaurants and bars. He is the current owner of the two franchised Hudson's Grills in El Paso, and is the owner and sole shareholder of Borderland Grills, Inc. Mr. Duncan previously was president of the Texas Restaurant Association, and currently serves on its Board of Directors.
Education (degrees, schools, and dates):

    University of Texas, 1974-75
    University of Texas at El Paso, 1975, no degree

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No

Explain: See descriptions of work experience above.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

No precautions will be needed because all key personnel of the Company have worked for the Company for the past two years, and prior to that worked for the parent company, which will no longer be in the restaurant or franchise business. Other prior and current jobs held by the key personnel were with businesses owned by the personnel, and so prior employers will not be a problem.
(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.
The Company has been in operation since 1997; it is the successor to certain of the operations of Hudson's Grill of America, Inc., which has operated and franchised restaurants for twenty years.
(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

    No key personnel are consultants.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

    The Company does not carry key man life insurance on anyone.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

    None are known

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Since no stock is convertible, and since this is a spin off of the Company, the current shareholders consist solely of the parent, HGA, which owns 100% of the stock. HGA shares offices with the Company and also shares telephone lines and numbers. HGA may be contacted by contacting the Company. HGA will distribute its stock in the Company to the current shareholders of HGA on a one for one basis after the Class A stock of the Company is publicly registered pursuant to this registration and prospectus. After the distribution, the Company will be owned by the current shareholders of HGA, and subject to the exercise of warrants by the certain warrantholders of HGA.
38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 0 shares (0.00% of total outstanding)

After offering:

a) Assuming minimum securities sold:

    3,376,125 shares (30.0% of the total outstanding)

b) Assuming maximum securities sold:

    3,376,125 shares 30.0% of the total outstanding)

(Assumes all current options exercised and all convertible securities converted; some options may be canceled in the future if HGA can negotiate their cancellation)

MANAGEMENT RELATIONSHIPS TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, key personnel or principal stockholders are related by blood or marriage, please describe.

    No officers or key personnel are related.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company leases offices for its headquarters from Wood, Osborn and Osborn for $1,440.00 per month. This is a partnership that includes David L. Osborn, the interim president, who owns a ten percent interest in the partnership.*
(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.
None of the Company's officers, directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's obligations.
40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0.00	$0.00
Chief Operating Officer	N/A	N/A
Chief Accounting Officer	N/A	N/A
Key Personnel: none	N/A	N/A
Others: none	N/A	N/A
Total:	$0.00	$0.00
Directors as a group (number of persons - 2)*	$0.00	$0.00

* Robert W. Fischer, one of the directors, is the Company's outside legal counsel; his law firm has been paid $4,202.26 since January 1, 1999. Mr. Osborn will be granted 300,000 shares and 300,000 options upon the effectiveness of this offering and the distribution of stock pursuant to this spin off (see above).
(b) If remuneration is expected to change or has been unpaid in prior years, explain:

    Robert W. Fischer's law firm is owed $ 76,515.47 as of November 1, 1999.

(c) If any employment agreements exist or are contemplated, describe:

 None exist; the board has discussed the possibility that it would hire someone to replace David Osborn as president, but it only has stock and options to offer as compensation. He has agreed to act as interim president until the offering is effective or until replaced by the directors. The directors may temporarily manage the Company until funds and equity will be able to attract a new president. If this occurs, the Company probably would enter into an employment agreement with the new president. The board has contemplated using stock and stock options as most of the consideration for such an agreement.
41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: after the spin off 4,300,000 shares (41.5% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Also 300,000 options will be granted to Mr. Osborn as compensation for acting as interim president, when this offering is completed, provided he stays on as interim president (see above).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

All have been directly or indirectly approved by the Company's shareholder; in fact, the warrants are the result of warrants originally issued by the parent-shareholder for the parent-shareholder's stock. The predecessor warrants provide that, in the event of a spin off or reorganization of the parent, the warrants would apply to the successor's stock as well.
As of December 1, 1999, 4,300,000 options and warrants have been granted and will be exercisable upon the spin off of the Company. If not previously exercised, warrants and options outstanding will expire as follows:

Period Ending December 28, 1997	Number of Shares	Weighted Average Exercise Price

2003	300,000.14
2004	4,000,000.06

	4,300,000.07
The weighted average exercise price equaled the market price for all warrants and options granted during the periods ended December 28, 1997, and December 29, 1996.
(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 300,000 shares (the options that will be granted to Mr. Osborn if he stays on as president until this offering is completed).

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

The Company is not required to obtain the approval of shareholders prior to the granting of stock purchase agreements, stock options, warrants or rights.
42. If the business is highly dependent on the services of certain key personnel, describe any arrangement to assure that these persons will remain with the Company and not compete upon any termination:
The Company is not highly dependent on any personnel. The Company does not have any non-competition agreements with any employees, and the Company cannot be assured that any of its employees will remain with the Company.
Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has held or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The Company is not aware of any threatened litigation, and currently it is not engaged in any litigation in which it is a defendant, cross-defendant, or counter defendant. The Company is pursuing the collection of a judgment against a franchisee, and it is defending an appeal by a party against whom the Company has obtained a judgment. None of these is likely to affect the Company negatively. The Company will be greatly benefitted if it can collect any material amounts from the judgment debtor.
FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in the offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company has not obtained any opinions by tax advisors since the motive behind the spin off of the Company's stock is not tax-motivated. There may be tax consequences, however, due to the spinning off of the Company from its parent.
Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The Company is not aware of any other material factors or events that would affect the Company.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

The Company's most recent audited financial statements for the fiscal year ending January 3, 1999, and the period from October 30, 1997 (date of inception) to December 28, 1997, are attached, as well as unaudited, quarterly financial statements for the first three quarters of 1999 (ending September 30, 1999).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company's losses stem from three major areas. The Company has had a decrease in the collection of fees and payments from franchisees. This is a result of fewer franchisees and from some of the franchisees' failure to pay fees and payments due on leased equipment and promissory notes owed to the Company. Foremost among these is the Pomona franchisee, against whom the Company has obtained a judgment of about $386,000.00; the Company is attempting to collect on the judgment at the same time as it is defending an appeal by the franchisee. The primary partner involved in the Pomona partnership that held the franchise, filed for protection under chapter 7 of the federal Bankruptcy Code. Despite the judgment, the Company has written off the receivables due from this restaurant as well as other restaurants that have closed while owing the Company fees and payments. In the process of obtaining the judgment and defending the appeal of the judgment and also the working out of settlements with former landlords of franchisees, the Company has also incurred material obligations for attorney's fees in Texas and California.

The Company has also sustained losses in cash flow because of the restaurant opened by HGA in Dallas in January 1999. The restaurant ran over budget and thus cost more than anticipated. Furthermore, expenses related to getting the restaurant opened and promoted, while anticipated, still resulted in extraordinary, one-time expenses. HGA was forced to rely on money obtained from the Company in order to make up some of the shortfalls in funds caused by losses at the Dallas restaurant. It is questionable whether any of the advances made to the parent will ever be collected.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.
The Company has historically lost money. As it and its parent HGA have tried to get past obligations owed on leases formerly operated by franchisees that have failed and to pay off these settlements and the attorney fees associated with these settlements, its number of franchisees that are financially stable has decreased, resulting in even less cash flow and greater losses. Since the restaurant industry is extremely competitive, the ability of the Company's franchisees to stay in business and prosper has become more difficult. In the meantime the Company has added two new franchisees during the past year, and these two new franchisees appear to be doing well. They are in mid-sized cities, and the Company believes that its type of restaurant may be more successful if located in smaller cities, where there is less competition. The Company is constantly talking to prospective franchisees, and to the extent that it is able to sign up strong operators to be franchisees, its future will be brighter. Also, collecting on a judgment against its Pomona franchisee or getting paid off by its Oxnard franchisee will help pay off loans that were used by the Company's parent HGA to build and operate the Dallas restaurant.
49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 1% (for the one restaurant operated by the Company during the last fiscal year-- most of the Company's operations are directed toward franchising and not toward operating restaurants.). What is the anticipated gross margin for the next year of operations? Approximately 1% (see previous answer in this paragraph) . If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.
The Company does not have information about similar companies in the market niche that it is in.
50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

        The Company has not made these types of sales.

51. Describe the indemnification provisions for directors, officers and controlling persons of the Company against liability under the Securities Act.

The Company's articles of incorporation provide for the indemnification of directors, officers, agents and employees of the Company in the event that they are sued because of their holding such a position. The articles provide for indemnification against reasonable expenses incurred in connection with the defense or settlement of a suit, including: (1) expenses (including attorney's fees); (2) amounts paid in settlement; (3) judgments; and (4) fines. The Company will indemnify these persons if they win on the merits or if they acted in good faith in the transaction which is the subject of the suit. The determination of whether the appropriate standards is met can be made by any one of the following: (1) the directors; (2) an independent legal counsel; or (3) the shareholders of the Company.
The following is the opinion of the Securities and Exchange Commission and is not the opinion of the Company: Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ACCOUNTANTS TO THE COMPANY

Hein + Associates LLP
Certified Public Accountants
12770 Coit Road, Suite 1150
Dallas, Texas 75251

972-458-2296

COUNSEL TO THE COMPANY

Robert W. Fischer, Esq.
Fischer & Sanger
5956 Sherry Lane, Suite 1204
Dallas, Texas 75225

214-361-7301

Mr. Fischer is also a director of the Company.

HUDSON'S GRILL INTERNATIONAL, INC.

(a wholly-owned subsidiary of

Hudson's Grill of America, Inc.)

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITOR'S REPORT

FOR THE PERIODS ENDED

JANUARY 3, 1999 AND DECEMBER 28, 1997

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hudson's Grill International, Inc.
Dallas, Texas

We have audited the accompanying balance sheets of Hudson's Grill International, Inc. as of January 3, 1999 and December 28, 1997, and the related statements of operations, shareholders' equity (deficit), and cash flows for the periods ended January 3, 1999 and December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson's Grill International, Inc. as of January 3, 1999 and December 28, 1997, and the results of its operations and its cash flows for the periods ended January 3, 1999 and December 28, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and currently has a shareholders' deficit, which raise substantial doubt about its ability to continue as a going concern. Managements's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hein + Associates LLP
Certified Public Accountants

March 19, 1999
Dallas, Texas

BALANCE SHEETS

ASSETS

	January 3,	December 28,
	1999	1997
CURRENT ASSETS:
Cash and cash equivalents	$ 19,771	$ 38,897
Accounts receivable, net of allowance for doubtful accounts of $62,000 and 49,000, respectively	9,992	71,907
Current portion of notes and leases receivable	60,350	100,000
Prepaid expenses and other	15,625	13,467
Total current assets	105,738	224,271

PROPERTY AND EQUIPMENT, at cost:
Restaurant equipment	33,378	33,378
Furniture and fixtures	5,851	5,851
Total property and equipment	39,229	39,229
Less accumulated depreciation	(13,763)	(7,030)
Property and equipment, net	25,466	32,199

LONG-TERM PORTION OF NOTES AND LEASES RECEIVABLE, net of allowance of $0 and $33,000	134,521	791,858

LIQUOR LICENSES, net	311	30,391

OTHER ASSETS	12,285	13,285
Total assets	$ 278,321	$ 1,092,004

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable - trade	115,695	33,865
Advances - related party	10,992	-
Accrued liabilities	6,252	1,343
Total current liabilities	132,939	35,208

OTHER LONG-TERM LIABILITIES	130,655	195,975

DEFERRED INCOME	231,852	778,367

COMMITMENTS AND CONTINGENCIES (Notes 5 and 10)

SHAREHOLDERS' EQUITY (DEFICIT):
Class A common stock, no par value, 100,000,000 shares authorized, 6,056,986 shares issued and outstanding	118,545	118,545

Accumulated deficit	(222,745)	(36,091)
Receivables due from Parent and affiliate	(112,925)	-
Total shareholders' equity (deficit)	(217,125)	82,454

Total liabilities and shareholders' equity (deficit)	$ 278,321	$ 1,092,004

STATEMENTS OF OPERATIONS

	Period Ended January 3,	Period from October 30, 1997 (date of inception) to December 28,
	1999	1997
REVENUES:
Net sales	$ 214,041	$ -
Franchising revenues	288,943	21,178
Equipment lease income	52,347	16,672
Gain on sale of assets	30,897	14,773
Other	69,196	-
Total revenues	655,424	52,623

COST AND EXPENSES:
Cost of sales	212,063	-
General and administrative	494,624	87,977
Depreciation and amortization	9,865	737
Loss on default of receivables	165,730	-
Loss on sale of assets	6,880	-
Total costs and expenses	889,162	88,714

Loss from operations	(233,738)	(36,091)

OTHER INCOME (EXPENSE):
Interest expense	(251)	-
Interest income	47,335	-
Total other income (expense)	47,084	-

NET LOSS	$ (186,654)	$ (36,091)

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

For the periods from October 30, 1997 (date of inception)

through January 3, 1999

	Common Stock		Accumulated	Receivable due from Parent and
	Shares	Amount	Deficit	Affiliate	Total

BALANCES, at inception	-	$ -	$ -	$ -	$ -

Shares issued to Parent for transfer of net assets	6,056,986	118,545	-	-	118,545

Net loss	-		(36,091)	-	(36,091)

BALANCES, December 28, 1997	6,056,986	118,545	(36,091)	-	82,454

Receivable due from Parent	-	-	-	(112,925)	(112,925)

Net loss	-	-	(186,654)	-	(186,654)

BALANCES, January 3, 1999	6,056,986	$ 118,545	$ (222,745)	$ (112,925)	$ (217,125)

STATEMENTS OF CASH FLOWS

	Period Ended January 3,	Period from October 30, 1997 (date of inception) to December 28,
	1999	1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (186,654)	$ (36,091)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	9,927	737
Gain on sale of assets	(24,017)	(14,773)
Loss on defaults of receivables	165,730	-
Provision for bad debts	13,000	33,000
Changes in assets and liabilities:
Accounts receivable	(63,010)	7,697
Prepaid expenses and other	(2,158)	323
Accounts payable	81,830	12,695
Accrued liabilities and other	2,031	(15,349)
Net cash (used in) operating activities	(3,276)	(11,761)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sales of assets	20,006	-
Notes receivable principal payments	38,274	-
Advances to parent and affiliate	(112,925)	-
Leases receivable principal payments	38,795	-
Decrease (increase) in other assets	-	(662)
Net cash used in investing activities	(210,000)	(662)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(19,126)	(10,509)
CASH AND CASH EQUIVALENTS, beginning of period	38,897	49,406
CASH AND CASH EQUIVALENTS, end of period	$ 19,771	$ 38,897

SUPPLEMENTAL CASH FLOW INFORMATION -
Net assets transferred from Parent	$ -	$ 118,545

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Hudson's Grill International, Inc. (the "Company") was incorporated in the state of Texas on October 30, 1997 and is a wholly-owned subsidiary of Hudson's Grill of America, Inc. ("HGAI" or the "Parent"). Effective December 1, 1997, HGAI transferred certain assets and liabilities, including franchise agreements, to the Company in exchange for 100% of the Company's' outstanding common stock. The Company recorded the assets and liabilities at HGAI's historical cost.

The Company franchises and owns and operates full-service restaurants, primarily in California and Texas. As of January 3, 1999, the Company has twelve franchised restaurants. Previously, the Company had owned two restaurants, both of which were closed in early 1998. In January 1998, the Company took over the operations of a franchised restaurant which it subsequently sold in 1998.

Fiscal Year

The Company's fiscal year is a fifty-two week period ending on the Sunday nearest December 31. The fiscal years 1998 and 1997, ended on January 3, 1999 and December 28, 1997, respectively.

Cash and Cash Equivalents

Cash and cash equivalents for purposes of reporting cash flows consist of cash and short-term investments purchased with an original maturity of three months or less.

Non-Current Assets

Depreciation of property and equipment is recognized using the straight-line method over the estimated lives of the assets (generally five to seven years). Amortization of leasehold is recognized using the straight-line method over the shorter of the initial term of the respective lease or the service life of the leased asset.

Liquor licenses are recorded at cost and are amortized over ten years.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows associated with an asset and its eventual disposition is less that the asset's carrying amount.

Revenue Recognition

Initial franchise fees are recognized as revenue when all material services or conditions relating to the sale have been substantially performed or satisfied. Continuing franchise fees are recognized as revenue as the fees are earned and become receivable from the franchisee.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial and income tax reporting bases of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company's operating results are included in the consolidated income tax return of the Parent. The Parent allocates taxable income or loss to the Company based on the amount that would occur if the Company filed a separate income tax return.

Continued Operations

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred recurring losses from operations and has a shareholders' deficit of $217,125, as of January 3, 1999. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management of the Company intends to continue to sell franchises in an attempt to improve operating results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items in the accompanying financial statements that include estimates are notes and leases receivable and lease contingencies. Actual results could differ materially from those estimates.

2.    Franchise Activities

In 1991, HGAI commenced franchising its Hudson's Grill concept. Effective December 1, 1997, HGAI assigned all existing franchise rights to the Company. Under the terms of the standard franchise agreement, the franchisees are obligated to pay the Company an initial franchise fee of $25,000 (increased to $35,000 for agreements executed after October 1998), and a weekly continuing royalty fee of generally 4% of gross restaurant revenues, and must spend 3% of gross sales on approved advertising, including a weekly 1% marketing fee contributed to the Company's marketing fund. The Company is obligated to provide initial training, continuing management assistance, administration of advertising and sales promotion programs and establishment and monitoring of a marketing fund.

Franchising revenues consisted of:

	Periods Ended
	January 3,	December 28,
	1999	1997

Initial franchise revenues	$ 25,000	$ -
Continuing franchise revenues	263,663	21,178
Total franchise revenues	$ 288,663	$ 21,178

3.    Notes and Leases Receivable

All note and lease receivables, and related collateral rights discussed below, were assigned to the Company on December 1, 1997 by the Parent.

In connection with the sale of a restaurant in 1997, the Parent received a $114,200 note with interest equal to the greater of prime plus 2% or 12%. Terms of the note require monthly payments of interest only for one year, and the eighty-four monthly payments in amounts necessary to repay the remaining principal and interest on the note. At December 28, 1997, the balance of the note was $81,200, net of an allowance of $33,000. The note was written off during the year ended January 3, 1999 as described below.

In connection with the sale of a restaurant in 1996, the Parent received a $249,000 note with interest at 10.25%. Terms of the note require forty-seven monthly payments of principal and interest of $6,400 and a final payment of $76,655. At January 3, 1999 and December 28, 1997, the balance of the note was $194 ,871 and $234,507, respectively.

In connection with the sale of a restaurant in 1994, the Parent received a $262,800 note with interest equal to the greater of prime plus 2% or 9%, adjusted on a quarterly basis. Terms of the note require monthly payments of interest only for one year, and then ninety-six monthly payments in amounts necessary to repay the remaining principal and interest on the note. At December 28, 1997, the balance of the note was $235,272. The note was written off during the year ended January 3, 1999 as described below.

Certain assets of the respective restaurants collateralize each of the notes referred to above.

The Parent, also leased restaurant equipment to the purchasers of the restaurants sold in 1997 and 1994 mentioned above. The leases were classified as sales-type leases. At December 28, 1997, the net carrying value of the leases was $340,879. However, the lease receivables were written off during the year ended January 3, 1999 as described below.

During 1998, both of the purchasers of the restaurants sold in 1997 and 1994 defaulted on their respective note and lease agreements. As a result, the Company recognized a loss in 1998 of $165,730, which represents the net carrying value of the receivables offset by the deferred income associated with the sales of the restaurants.

4.    Commitments and Contingencies

Contingencies

In March 1998, a former franchisee initiated an action against the Company claiming damages related to losses sustained by the franchisee in connection with a joint venture agreement with the Company to operate a restaurant location. The franchisee initially claimed damages between $140,000 and $350,000, plus punitive damages. Subsequent to January 3, 1999, the parties reached a settlement whereby the franchisee terminated its claim in return for the forgiveness of any amounts owed the Company. This settlement had no effect on the accompanying consolidated financial statements.

During 1998, the Company initiated legal proceedings for breach of promissory note and equipment lease agreements against the purchaser of a restaurant sold by the Parent in 1997 (see Note 3 above). In October 1998, the Company was awarded a default judgment totaling approximately $390,000 in connection with this matter. Subsequent to January 3, 1999, the Parent was named as a defendant in a related lawsuit filed by the purchaser. The lawsuit seeks compensatory damages in excess of $250,000, plus punitive damages. The likelihood that the Company may be named a co-defendant to this lawsuit at some time in the future cannot presently be determined. The Parent believes the countersuit is without merit and intends to defend itself vigorously against the action. The Company believes this matter will not have a material adverse effect on the Company's consolidated financial statements and, therefore, no provision for any estimated loss is reflected in the accompanying consolidated financial statements.

As a result of its closure of two restaurants, the Parent has recorded an $83,000 liability for the settlement of a lawsuit by the landlord of one restaurant and is a party to a legal proceeding by the landlord of the other restaurant in connection with its obligations under a noncancelable lease agreement. In addition, the Parent is secondarily liable under other leases for restaurants it sold in prior years. None of these lease agreements or obligations were assumed by the Company. The Company, based upon consultation with its legal counsel, is of the opinion that the Parent's actual and contingent obligations with respect to these leases will not ultimately be attributable to the Company, but that if a creditor obtained a judgment against the Parent, the Parent's stock in the Company could be subject to attachment or execution by the creditor. Accordingly, the Company believes these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations, and no provision for any estimated loss is reflected in the accompanying consolidated financial statements.

5.    Income Taxes

There was no provision for income taxes in fiscal periods 1998 and 1997 due to the net losses incurred in those periods. The Company had no material deferred tax assets or liabilities, except for the deferred tax asset resulting from its net operating loss carryforward. The deferred tax asset, which was fully reserved by a valuation allowance, was $60,000 and $10,000 at January 3, 1999 and December 28, 1997, respectively.

At January 3, 1999 the Company's share of the Parent's operating loss (NOL) carryforwards for federal income tax purposes was approximately $220,000.

6.    Shareholders' Equity

The Company has the authority to issue a total of 115,000,000 shares of common stock designated "Class A" and "Class B". The authorized number of Class A and Class B are 100,000,000 and 15,000,000 shares, respectively. The Board of Directors has the authority to issue Class B shares in designated series and determine their rights and preferences.

7.    Related Party Transactions

The Company has amounts due from the Parent and another subsidiary of the Parent totaling $112,925 at January 3, 1999, which arose from cash advances provided to those parties. The Company has amounts payable to shareholders of the Parent totaling $10,992 at January 3, 1999 which result from advances made by these related parties. Neither the amount due from the Parent and affiliate nor the amounts due the related parties bear interest or have specific terms of repayment.

During the periods ended January 3, 1999 and December 28, 1997, the Company incurred $41,000 and $2,700, respectively, for legal services provided by a firm associated with a director of the Company.

8.    Financial Instruments

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customer or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. In accordance with FASB Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instrument with Concentrations of Credit Risk, the credit risk amounts shown do not take into account the value of any collateral or security.

Financial instruments that subject the Company to credit risk consist principally of accounts receivable, cash on deposit and notes and leases receivable.

At January 3, 1999 accounts receivable totaled $9,992, net of an allowance for doubtful accounts of $62,000. The Company does not require collateral for accounts receivable but performs periodic credit evaluations on its customers' financial condition and believes that the allowance for doubtful accounts is adequate.

The Company periodically maintains cash balances in excess of FDIC insurance limits.

Notes and leases receivable are described in Note 3.

9.    Year 2000

The Company and/or other entities with which the Company transacts business could be adversely affected by the year 2000 problem, which is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company has taken actions it believes are reasonably designed to address the year 2000 problem with respect to computer systems in use, but has not fully determined the impact on their future operations or the costs they may incur to remediate the problem. There can be no assurance the actions taken by the Company will be sufficient to avoid any adverse impacts to the Company. However, management believes the year 2000 problem will not have a materially adverse effect on the Company.

UNAUDITED FINANCIAL STATEMENT FOR THE NINE MONTH PERIOD

ENDING SEPTEMBER 30, 1999

HUDSON'S GRILL INTERNATIONAL, INC.

(A wholly-owned subsidiary of Hudson's Grill of America, Inc.)

BALANCE SHEETS

(UNAUDITED)

ASSETS

                                    September 30, January 3,
                                                                                     &nbs 1999         1999

CURRENT ASSETS:

Cash and cash equivalents             $ 10,730     $ 19,771

Accounts receivable, net of allowance

for doubtful accounts of $99,180

and $62,000 respectively                 7,220        7,670

Other receivable                         5,291        2,322

Current portion of notes and leases

receivable                              60,350       60,350

Prepaid expenses and other

receivables                            14,226      15,625

Total current assets                    97,817      105,738

PROPERTY AND EQUIPMENT, at cost:

Restaurant equipment                    33,378       33,378

Furniture and fixtures                 5,851        5,851

Total property and equipment            39,229       39,229

Less accumulated depreciation

and amortization                     (18,812)     (13,763)

Property and equipment, net             20,417       25,466

LONG TERM PORTION OF NOTES

AND LEASES RECEIVABLE, net of

allowance for doubtful accounts

of $-0- and $-0- respectively          100,072      134,521

OTHER ASSETS                          12,536       12,596

Total assets                         $ 230,842    $ 278,321

HUDSON'S GRILL INTERNATIONAL, INC.

(A wholly-owned subsidiary of Hudson's Grill of America, Inc.)

BALANCE SHEETS

(UNAUDITED)

LIABILITIES AND SHAREHOLDERS' EQUITY

                                    September 30, January 3,
                                         1999         1999

CURRENT LIABILITIES:

Accounts payable - trade                 $ 107,658 $ 115,695

Advances - related parties                  46,095    10,992

Accrued liabilities                       35,766     6,254

Total current liabilities                  189,519   132,941

LONG-TERM DEBT AND CAPITAL LEASE

OBLIGATION, net of current portion

OTHER LONG-TERM LIABILITIES                 81,665   130,655

DEFERRED INCOME                            198,327   231,852

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:

Class A common stock, no par value,

100,000,000 shares authorized

6,056,986 shares issued and

outstanding                                118,545   118,545

Accumulated deficit                       (215,811)(222,747)

Receivable due from parent              (141,403)(112,925)

Total shareholders' equity (deficit)    (238,669)(217,127)

Total liabilities

and shareholders' equity (deficit)       $ 230,842 $ 278,321

HUDSON'S GRILL INTERNATIONAL, INC.

(A wholly-owned subsidiary of Hudson's Grill of America, Inc.)

STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(UNAUDITED)

For the three months ended

                                   September 30, September 30,
                                                                                     &nbs 1999             1998

REVENUES:

Franchise revenues                     $ 66,388    $ 68,760

Equipment lease income                    7,084      12,109

Gain on sales of restaurants              6,853       4,223

Other income                            16,330      18,336

Total revenues                           96,655     103,428

COSTS AND EXPENSES:

General and administrative               88,202     112,954

Depreciation and amortization            1,703       1,953

Total costs and expenses                89,905     114,907

Income (loss) from operations             6,750     (11,479)

OTHER INCOME (EXPENSE):

Interest expense                           (376)

Interest income                          3,667      15,028

Total other income (expense)             3,291      15,028

INCOME (LOSS) BEFORE INCOME TAXES       $10,041      $3,549

Provision for income taxes

NET INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)            $ 10,041     $ 3,549

INCOME (LOSS) PER SHARE

Basic and diluted net

income (loss) and comprehensive

income (loss) per share                $ .00009    $ .00003

HUDSON'S GRILL INTERNATIONAL, INC.

(A wholly-owned subsidiary of Hudson's Grill of America, Inc.)

STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(UNAUDITED)

                                       For the nine months ended

                                      September 30, September 30,
                                              1999          1998

REVENUES:

Net sales                              $               $ 214,041

Franchise revenues                         168,746       212,952

Equipment lease income                      21,360        45,172

Gain on sales of restaurants                23,443        36,591

Other income                               58,833        52,165

Total revenues                             272,382       560,921

COSTS AND EXPENSES:

Cost of sales                                             212,063

General and administrative                 271,482       356,738

Depreciation and amortization               5,109         8,231

Total costs and expenses                  276,591       577,032

Income (loss) from operations               (4,209)      (16,111)

OTHER INCOME (EXPENSE):

Interest expense                              (956)         (251)

Interest income                            12,101        38,955

Total other income (expense)               11,145        38,704

INCOME (LOSS) BEFORE INCOME TAXES           6,936        22,593

Provision for income taxes

NET INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)                $ 6,936      $ 22,593

INCOME (LOSS) PER SHARE

Basic and diluted net

income (loss) and comprehensive

income (loss) per share                   $ .00007      $ .00021

HUDSON'S GRILL INTERNATIONAL, INC.

(A wholly-owned subsidiary of Hudson's Grill of America, Inc.)

STATEMENTS OF CASH FLOW

(UNAUDITED)

                                       For the nine months ended
                                      September 30, September 30,
                                              1999          1998

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                          $ 6,936      $ 22,593

Adjustments to reconcile net income

(loss) to net cash used by operating

activities:

Depreciation and amortization                5,109         8,231

(Gain) loss on sales and closures

of restaurants                             (23,443)      (36,591)

Changes in assets and liabilities:

Accounts receivable                         (2,519)        5,304

Prepaid expenses and other                   1,399        (4,876)

Accounts payable                            (8,037)       39,791

Accrued liabilities and other               5,543       (45,766)

Net cash provided (used)

by operating activities                    (15,012)      (11,314)

CASH FLOWS FROM INVESTING ACTIVITIES:

Net proceeds from sale of assets                          20,120

Notes and leases receivable

principal payments                        34,449         21,612

Net cash provided (used) by

investing activities                       34,449         41,732

CASH FLOWS FROM FINANCING ACTIVITIES:

Decrease (increase) in receivable

from parent                              (28,478)       (58,417)

Net cash provided (used) by

financing activities                     (28,478)       (58,417)

NET INCREASE (DECREASE) IN CASH AND

CASH EQUIVALENTS                           (9,041)       (27,999)

CASH AND CASH EQUIVALENTS, beginning

of period                                 19,771         38,897

CASH AND CASH EQUIVALENTS, end

of period                                $ 10,730       $ 10,898

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid                               $ 956          $ 251

Income taxes paid                           $              $

HUDSON'S GRILL INTERNATIONAL, INC.

(A wholly-owned subsidiary of Hudson's Grill of America, Inc.)

STATEMENTS OF CASH FLOWS, continued

SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS:

Period ended September 30, 1998

The Company sold the restaurant located in Carrollton, TX. No notes receivable or lease receivable was generated with this sale.

HUDSON'S GRILL INTERNATIONAL, INC.

(A wholly-owned subsidiary of Hudson's Grill of America, Inc.)

Notes to Financial Statements

A. Basis of Presentation

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes the disclosures are adequate to make the information presented not misleading. These interim financial statements should be read in conjunction with the Company's most recent audited financial statements for the year ended January 3, 1999.

    The interim financial information included hereto is unaudited; however, such information reflects all the adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results of operations and cash flows for the interim periods. The results of operations for the nine months ended September 30,1999 are not necessarily indicative of the results to be expected for the full year.

Outside back cover:

No dealer, salesman or any other person is authorized by the Company to give any information or to make any representation other than those contained in this Prospectus in connection with the offering described herein. This Prospectus does not constitute an offer of any security other than the securities to which it relates, or an offer by the Company or any Underwriter within the jurisdiction to any person to whom such offering would be unlawful. This Prospectus may be used only in connection with the offering of the securities to which it relates by the Company as contemplated herein. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to its date. However, if any material changes in the affairs of the Company occur, while this Prospectus is required by law to be delivered, it will be amended or supplemented to describe the changes.

Until April 30, 2000 (90 days after the date of this Prospectus), all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

THE COMPANY 1

RISK FACTORS 1

BUSINESS AND PROPERTIES 2

OFFERING PRICE FACTORS 7

USE OF PROCEEDS 9

CAPITALIZATION 10

DESCRIPTION OF SECURITIES 11

PLAN OF DISTRIBUTION 14

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS 15

OFFICERS AND KEY PERSONNEL OF THE COMPANY 15

DIRECTORS OF THE COMPANY 17

PRINCIPAL STOCKHOLDERS 20

MANAGEMENT RELATIONSHIPS TRANSACTIONS AND REMUNERATION 20

LITIGATION 23

FEDERAL TAX ASPECTS 23

MISCELLANEOUS FACTORS 23

FINANCIAL STATEMENTS 24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS
24

ACCOUNTANTS TO THE COMPANY 26

COUNSEL TO THE COMPANY 26

INDEPENDENT AUDITOR'S REPORT F-1

UNAUDITED FINANCIAL STATEMENT FOR THE QUARTERLY PERIOD
ENDING SEPTEMBER 30, 1999 F-12

  PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. Indemnification of Directors and Officers. The charter of the Company includes indemnification provisions that are permitted by state statute in the State of Texas; see exhibit 2 (Edgar EX-3.(i)).

Item 2. Other Expenses of Issuance and Distribution. The Company estimates that legal expenses will approximate $30,000, accounting fees will approximate $20,000, printing expenses will approximate $2,500, and stock transfer agent fees will approximate $2,000. Registration fees should be about $132 to $200.

Item 3. Undertakings. None of the undertakings under Item 512 of Regulation S-B apply to this registration.

Item 4. Unregistered Securities Issued or Sold Within One Year. There are no unregistered securities issued by the Company in the previous year. The Company has contracted with its interim president to issue 300,000 shares to him for agreeing to continue as interim president, and also issuing 300,000 warrants (and possible more if he continues to stay after March 2000); these securities have not been issued yet and will be issued when this registration becomes effective. Additionally, the Company has authorized the issuance of 600,000 shares to its sole shareholder as a stock dividend. This has not been issued yet and was done so that the number of outstanding shares of the Company would be equal in number to the number of outstanding shares of the sole shareholder, its parent Hudson's Grill of America, Inc. ("HGA"). This was done for administrative reasons so that the spin off of the Company's shares to the parent's shareholders could be accomplished on a one to one basis instead of on a fractional basis. Although not applicable to the Company, the Company's parent (HGA) had recently authorized the issuance of 600,000 shares to various creditors who had not attempted to collect on the HGA's obligations to them. All of these transactions will be accomplished as private transactions not requiring registration.

Items 5 and 6. Index to Exhibits and Description of Exhibits.

Exhibit Number	Description	Edgar Exhibit Number
2	Articles of Incorporation (charter)	EX-3.(i)
2	Bylaws	EX-3.(ii)
10	Consents of Accountants and Legal Counsel	EX-23
11	Opinion re legality	EX-5

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Dallas and State of Texas on January 14, 2000.

Registrant: Hudson's Grill International, Inc.

By: David L. Osborn
Title: Interim President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

By: Mitzi Ferguson
Title: Secretary/Treasurer
Date: January 14, 2000

By: Robert Fischer
Title: Director
Date: January 14, 2000

By: Anthony Duncan
Title: Director
Date: January 14, 2000